
MEADOW'S
Italiano

Design Meeting

15 December 2020

Gensler 81north

What is Meadows?

Meadows is your new neighborhood delicatessen / pizzeria
serving hand tossed pizza pies, fresh made subs sandwiches
and other Italian specialties made from Executive Chef David Cavalier. Stop in
and enjoy a quick bite and bring something home for the entire family.
We look forward to serving you.

Inspiration


Female Character in Iconic Television Show

Machisimo Bravado of Tattood Chef




Italian countryside


Quintessential Italian Deli

Rooted...Familiar...Bold...Rebellious...Approachable

Inspiration | Look and Feel




DELI SERVICE













Site | Location


MEADOWS
Italiano
SITE LOCATION
HIGHWAY 115
HIGHWAY 150
MOORESVILLE
W Iredell Ave
E Center Ave
Linwood Ave
152
801

Building | Facade



MEADOW'S
Italiano
MEADOW'S
Italiano

Outdoor | Patio



CINZANO
CINZANO
CINZANO

Tuuci Market Umbrella or mix of Italian Appertivo Brands



Umbrella Illumination



Outdoor table votive candles


THE WHITE LION

Face lit signage



Festoon Lighting



Potted Olive Tree Landscape Screen


MEADOWS



Resysta Outdoor Cafe Furniture



Modern Picnic Tables



Corteen Steel Planter



Garden / Herbs Vegetation



Fruiting Shrubs as Screen



Visible Umbrellas from Street

Plan | Layout



CORRIDOR
103
RESTROOM
104
WALK-IN COOLER
BACK OF HOUSE
102
PICK-UP COUNTER
KITCHEN
101
RETAIL DISPLAY
DELI CASE
ENTRY
100
59'-3"
VERIFY IN FIELD
16'-5"
VERIFY IN FIELD
VERIFY WITH FS EQUIPMENT
ACCESSIBLE TRANSACTION AREA

Plan | Layout



Materials


MEADOW'S
Italiano



Ceiling Tile



Mural



Butcher Block



Paint Colors



Stainless Steel



Walnut Wood



Blackened Steel



Calcutta Marble



Decorative Tile

Elevation | Wall Opposite Kitchen Elements



Decorative Lighting



Hanging Display


OG · OLIVE GARDEN
LMAO · LOVE ME AN OLIVE
LOL · LOTS OF LASAGNA
ROFL · RAVIOLI OR FLAVORFUL LINGUINE
BRB · BREADSTICKS ROCK, BRO
WTF · WHERE'S THE FETTUCCINE
STFU · SOME TIRAMISU FOR US

Menu Boards



Pizza Peel Art


DRINKS MENU
RESTAURANT

Elevation | Mural Idea #1 - Pizza Cartoon




whatafuck
DOMINGO
11 NOVEMBRO




Choose YOUR MENU
DRINKS MENU
RESTAURANT

Elevation | Mural Idea #2 - Street Art


WELCOME TO
MOD
We Call It
Sprawling
Madness
TIGERS


DRINKS MENU
RESTAURANT
YOUR
MENU

Elevation | Mural Idea #3 – Italian Countryside Wall Covering


wallsauce.com




DRINKS
MENU
RESTAURANT
YOUR
MENU

Elevation | Kitchen



Painted Graphic on Windows


PARDON
TOAST W/ SPREADS
FRUIT LOAF
EGG & BACON BRIOCHE
HAM CHEESE TOM CROISSANT
NY SUPERSEED BAGELS
AVO
CREAM CHEESE
BURGER PATTY
PANKO CHICKEN FILLET
QUINOA & CHICKPEA PATTY
TOASTIES
FRESH BAGUETTES & FOCACCIAS
NACHOS
LOADED FRIES

Deli Menu



Meat Slicer - Sandwiches



Wood Fired Oven - Pizza



Restroom | Design


01
02
RESTROOM
104
PT-03
C-01

Restroom Plan



Pocelian Toilet Black Seat



Black Framed Rounded Corner Mirror



Black Porcelian Socket with Mirror Bulb



Polished Concrete Floor



Cast Iron Enamel Lavatory



Black and White Metal Accessories

Branding | Merchandising Opportunities


Pizzaria DA Mathilda
PIZZA DELIVERY
HMMMM.ooo
41 3018 7878 AV. VICENTE DE MACHADO 859 PIZZARIADAMATHILDA.COM.BR @PIZZARIADAMATHILDA

Branded Cardboard Pizza Box


Saviano's
ITALIAN KITCHEN

Branded Merchandise


N°21
NEGRONI
PRODUCT OF ITALY

To-Go Cocktail Mixes


Delight Catering
Food for every occasion.
Chloris
& Flora

To-Go Packaging - Stamped or Sticker


McEVOY
RANCH
BLACK
OLIVE
TAPENADE

To-Go Sauces | Condiments

Thank You

Gensler 81north